

February 22, 2013

Via E-mail
Mr. Derrick Gidden
Chief Executive Officer
Caduceus Software Systems Corp.
42A High Street
Sutton Coldfield, West Midlands
United Kingdom, B72 1UJ

> **Re:** **Caduceus Software Systems Corp.**
> **Item 4.02 Form 8-K**
> **Filed February 19, 2013**
> **File No. 333-144509**

Dear Mr. Gidden:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K Filed February 19, 2013

1. Item 4.02(c) of Form 8-K requires that you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you, as promptly as possible, a letter stating whether your accountant agrees with the statements made by you in response to Item 4.02(b) and, if not, stating the respects in which it does not agree. In this regard, please amend your previously filed Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief